EMI

RECEIVED
2004 JUL 30 P 3:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

04035914

19th July, 2004.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 14th July 2004, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 19th July 2004 confirming that, as at 14th July 2004, Barclays PLC no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

Encs.

dlw 8/3

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 04/46

Company Announcements Office,
London Stock Exchange.

19th July, 2004.

Dear Sirs,

EMI Group plc - Holding in Company

As required by paragraph 9.11 of the Listing Rules, we advise that the Company has been informed in a letter dated 15th July 2004 and received on 19th July 2004, that, as at 14th July 2004, Barclays PLC ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary